Exhibit 99.1
March 28, 2006

To:	Erie Family Life Insurance Company Shareholders

From:	Jeffrey A. Ludrof, President and CEO

Re:	Postponement of Annual Meeting of Shareholders
Dear Erie Family Life Shareholder:
Enclosed is a copy of a Press Release that was issued by Erie Indemnity Company, on behalf of itself and Erie Insurance Exchange, on March 21, 2006 announcing plans to acquire the outstanding publicly held shares of Erie Family Life Insurance Company.
In light of the intended tender offer by Erie Indemnity Company and Erie Insurance Exchange, the Board of Directors of Erie Family Life on March 21, 2006 determined that the Annual Meeting of Shareholders of Erie Family Life should be deferred until this announced transaction has been completed.
Accordingly, the previously scheduled Annual Meeting of Shareholders, which was to be held on April 18, 2006, will be deferred until a later date to be announced.
The tender offer proposed by Erie Indemnity Company and Erie Insurance Exchange referred to in this letter has not commenced. In response to the proposed tender offer by Erie Indemnity Company and Erie Insurance Exchange, if and when commenced, Erie Family Life will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Erie Family Life shareholders are advised to read Erie Family Life’s Solicitation/ Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/ Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Erie Family Life in connection with the tender offer by Erie Indemnity Company and Erie Insurance Exchange, if and when it is commenced, free of charge at the Securities and Exchange Commission’s website at www.sec.gov, or from Erie Family Life at 100 Erie Insurance Place, Erie, Pa. 16530, Attention: Investor Relations.
JAL:smh
Enclosure(s)

CONTACT:	Mark Dombrowski, Corporate Communications
800-458-0811, ext. 2285 or 814-870-2285
mark.dombrowski@erieinsurance.com
Erie Indemnity Company and Erie Insurance Exchange
Announce Plans to Acquire Balance of Outstanding Erie Family Life Stock
ERIE, PA (March 21, 2006) — Erie Indemnity Company (NASDAQ: ERIE) and Erie Insurance Exchange today announced that they intend to make a tender offer for all of the outstanding publicly held shares of Erie Family Life Insurance Company (OTC Bulletin Board: ERIF). Erie Indemnity and Erie Insurance Exchange currently own 21.6% and 53.5%, respectively, of the outstanding common stock of Erie Family Life. The companies intend to offer to acquire the balance of Erie Family Life’s common stock at $32.00 per share in cash. The $32 per share price represents a 6.7% premium over its closing price on March 21, 2006, and a 15.1% premium over the average closing price for the last 90 trading days. The aggregate consideration for the outstanding Erie Family Life shares would be approximately $63.7 million.
“We have conducted a comprehensive assessment of the best course of action with respect to Erie Indemnity’s and Erie Insurance Exchange’s investment in Erie Family Life, including an analysis of Erie Family Life’s competitive position, value and the impact of the requirements of remaining a small public company,” said Jeffrey A. Ludrof, Erie Indemnity’s president and CEO. “We believe that this offer will provide stability to Erie Family Life, eliminate certain costs and better enable the entire Erie Insurance Group to grow its business.”
The offer will be conditioned on, among other things, the tender of a majority of the shares of Erie Family Life common stock owned by Erie Family Life shareholders other than shares owned by Erie Indemnity, Erie Insurance Exchange and the executive officers and directors of Erie Indemnity. The tender offer will not be conditioned on Erie Indemnity or Erie Insurance Exchange obtaining any financing. Erie Indemnity and Erie Insurance Exchange intend to acquire any shares not acquired in the tender offer in a subsequent “short form” merger transaction at the same $32 per share cash price.
Erie Indemnity and Erie Insurance Exchange expect to commence the tender offer as soon as practicable. Once the tender offer commences, offering materials will be mailed to Erie Family Life shareholders. Erie Indemnity and Erie Insurance Exchange will file all necessary information with the Securities and Exchange Commission. The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, does not require approval by the Erie Family Life board of directors.
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Erie Family Life shareholders and other interested parties will be urged to read Erie Indemnity’s and Erie Insurance Exchange’s tender offer statement and other relevant documents filed with the Securities and Exchange Commission when they become available. These documents will contain important information. Erie Family Life shareholders will be able to receive such documents free of charge at the Securities and Exchange Commission’s Web Site, www.sec.gov, or from Erie Indemnity Company at 100 Erie Insurance Place, Erie, Pa. 16530, Attention: Investor Relations.
Erie Indemnity Company provides management services to the member companies of the Erie Insurance Group, which includes Erie Insurance Exchange, Flagship City Insurance Company, Erie Insurance Company, Erie Insurance Property and Casualty Company, Erie Insurance Company of New York and Erie Family Life Insurance Company. According to A.M. Best Company, Erie Insurance Group, based in Erie, Pennsylvania, is the 15th largest automobile insurer in the United States based on direct premiums written and the 23rd largest property/casualty insurer in the United States based on total lines net premium written. The Group, rated A+ (Superior) by A.M. Best Company, has almost 3.8 million policies in force and operates in 11 states and the District of Columbia. Erie Insurance Group ranked 425 on the FORTUNE 500 and Erie Indemnity Company is included in Forbes Magazine’s PLATINUM 400 list of the best-managed companies in America.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain forward-looking statements contained herein involve risks and uncertainties, including whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Erie Indemnity’s ability to enhance Erie Family Life’s business, general economic factors, capital market conditions and general industry trends. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions. These forward-looking statements reflect current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that may cause results to differ materially from those anticipated in those statements.